FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2008
SCRIP DIVIDEND ALTERNATIVE

15,191,514 ordinary shares of US$0.50 each have been issued by HSBC Holdings plc to shareholders who elected to receive the scrip dividend alternative for the first interim dividend for 2008, payable on 9 July 2008. The shares rank pari passu with the existing issued ordinary shares of the Company.
Application has been made to the Financial Services Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Dealings are expected to commence on 9 July 2008.

P A
Stafford
Deputy Group Company Secretary
9 July 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 9 2008